UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: January 02, 2020

(Date of earliest event reported)

SlideBelts, Inc.

(Exact name of registrant as specified in its charter)

Delaware	46-3346479
(State or other incorporation)	(I.R.S. Employer Identification No.)

5272 Robert J Matthews Pkwy

El Dorado Hills, CA 95762

(Full mailing address of principal executive offices)

+1 (888) 754-3311

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

ITEM 7. Departure of Certain Officers

On July 19, 2019, Kenny Boutté-Nears resigned from his position as Vice President (VP), Finance of SlideBelts, Inc. (the “Company”). Brig Taylor, the Company’s CEO, will serve as the Company’s principal financial officer and principal accounting officer.

ITEM 9. Other Events

Petition for Bankruptcy

On August 12, 2019, SlideBelts, Inc. (the “Company”) filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Eastern District of California (the “Court”), case number 19-25064 (the “Case”). The Company will provide additional information as it becomes available.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SlideBelts, Inc.

By	/s/ Brig Taylor
Brig Taylor, Chief Executive Officer
SlideBelts, Inc.
Date: January 02, 2020